Canopy Rivers Pitch Day “Micro Cannabis, Macro Impact” Invites Cannabis Entrepreneurs to Share Their Vision and Compete for Capital

May 16, 2018

Smiths Falls, ON — Canopy Growth Corporation (TSX:WEED) ("Canopy Growth" or the "Company") is excited to join Canopy Rivers Corporation (“Canopy Rivers”) in announcing a pitch day for up and coming cannabis entrepreneurs.

As part of the event, Canopy Rivers will be offering up to $1,000,000 in seed capital to help cannabis entrepreneurs realize their business ideas in accordance with proposed regulations underneath the Cannabis Act (Bill C-45) and the new class of licenses including micro-growers, micro-processors, hemp production, lab testing, and other emerging industry segments including retail.

Financial support, an industry leading ecosystem, and world-class expertise await the winners who, following a successful application, will be invited to pitch their vision to the Canopy Rivers team at the International Cannabis Business Conference in Vancouver, BC on June 24 and 25, 2018.

Canopy Rivers’ support for micro-growers is the latest in the broader Canopy family’s commitment to ensuring a vibrant and diverse set of cannabis market participants. From early support for the right to grow medical cannabis at home to the CraftGrow program that brings smaller producers into Canopy Growth’s distribution and retail network, we are proud to contribute towards the success of the sector – big and small.

To learn more about the criteria and application process, visit the Canopy Rivers website at canopyrivers.com/pitch-day/ for more information.

Here’s to Future Growth (and to Rolling up your Sleeves.)

Contact:

Caitlin O’Hara

Communications Specialist

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.Burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eight cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com.

About Canopy Rivers:

Canopy Rivers is a unique investment and operating platform structured to pursue investment opportunities in the emerging global cannabis sector. Canopy Rivers works collaboratively with Canopy Growth to identify strategic counterparties seeking financial and/or operating support and affiliation with the Canopy Growth group of companies. The result is an ecosystem of complementary and best-in- class cannabis operating companies that is representative of all the various niches in this newly developing cannabis economy. As the portfolio continues to develop, constituents benefit from opportunities to join forces with Canopy Growth and collaborate among themselves, resulting in an ideal environment for innovation, synergy and value creation for Canopy Rivers, Canopy Growth and the entire ecosystem of portfolio companies.

Notice Regarding Forward Looking Information

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection.  The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.